FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated August 3, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	ANNOUNCEMENT TO THE MARKET

BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), in attention to requirement sent by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) by means of the Official Note No. 173/2020/CVM/SEP/GEA-2, received on 08.03.2020 and attached to the present Announcement (“Official Letter”), as well as in addition to the Announcement to the Market dated as of 07.30.2010, hereby clarifies the following.

On 07.29.2020, BRF was requested, by several entities of the press media, to comment the suspension of the export authorization, to China, of chicken protein produced in its Dourados unit – MS. In order to answer such requirements, BRF sent the note transcribed below to the media vehicles that contacted the Company (“Note to the Press”):

“BRF informs that it has not been officially notified with respect to the suspension of the authorization for exportation of chicken protein from its Dourados (MS) unit, but became aware of this fact through the publication on the website of the General Administration of Customs of China - GACC. The company points out that it does not know the reason for this decision and that it is already working with the Brazilian and Chinese authorities, including the Ministry of Agriculture - MAPA, the Ministry of Foreign Affairs - MRE, the Embassy of the People's Republic of China in Brazil and the GACC itself, to revert the suspension in the shortest term possible and taking all the appropriate measures to reestablish such authorization.

It is also worth mentioning that the Chinese agencies have already carried out tests to identify Covid-19 in 227,9 thousand random food samples from different countries and from the most varied companies and nothing has been verified so far.

In addition to that, the Company clarifies that, since the beginning of the Covid-19 outbreak in the world, it has adopted health and safety protocols and contingency plans in all its manufacturing units in Brazil and abroad. It should also be noted that, according to the World Health Organization - WHO, the transmission of Covid-19 occurs through close contact between infected people and there is no evidence of transmission of the disease through food or its packaging.

Besides that, the company’s quality protocols are based on 5 pillars of food safety defined by the United Nations (UN), from farm to fork. Even in that challenging scenario in which Covid-19 affected many countries around the world, BRF continues to respond to the new global necessities, elevating security and quality standards in all of its operations – fundamental and unnegotiable principles for the Company.”

The Note to the Press had not been previously filed in the IPE Module of the Empresas.NET System, because the Company understood that the information contained therein was not relevant, for the purposes on CVM Instruction No. 358/2002, as the production volume of the Dourados – MS unit only represents approximately 0.2% of the total aggregate volume commercialized by BRF, as mentioned in the Announcement to the Market dated as of 07.30.2020.

São Paulo, August 03, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

ANNEX TO THE ANNOUNCEMENT TO THE MARKET OF 08.03.2020 – COPY OF THE OFFICIAL LETTER NO. 173/2020/CVM/SEP/GEA-2

“Official Letter No. 173/2020/CVM/SEP/GEA-2

Rio de Janeiro, August 3, 2020.

Att. Mr.

Carlos Alberto Bezerra de Moura

Investor Relations Officer of

BRF S.A.

Phone: (11) 2322-5377

E-mail: acoesRI@brf-br.com

C/C: emissores@b3.com.br; ana.pereira@b3.com.br; carolina.almeida@b3.com.br

Ref.: Request for clarifications

Dear Mr. Officer,

1.        We make reference to the Announcement to the Market filed in the IPE Module of the Empresas.NET System on 07/30/2020 in response to the Official Letter No. 168/2020/CVM/SEP/GEA-2.

2.       In this sense, we reiterate the previous request, regarding the information that you should inform which documents filed in the IPE Module of the Empresas.NET System contain the information mentioned in the press releases referred to on the Official Letter No. 168/2020/CVM/SEP/GEA-2.

3.       We would like to remind you that Circular Letter No. 2/2020/CVM/SEP advises that "once the news is published in the press involving information not yet disclosed by the issuer, through the IPE Module of the Empresas.NET System, or the broadcast of news that adds a new fact about information already disclosed, it is up to the company's management and, in particular, to its Investor Relations Officer to analyze the potential impact of the news on the negotiations and, if necessary, to immediately disclose information on said news, through the IPE Module of the Empresas.NET System, and not only after receiving a questioning from CVM or B3 ".

4.       In the referred case, BRF understood that it should issue a press release on the matter. Therefore, we request that you also inform the reasons why the information provided to the Press was not previously or simultaneously disclosed to the market through the IPE Module of the Empresas.NET System.

5.       Such statement must include a copy of this Official Letter and be forwarded to the IPE System, category “Announcement to the Market”, type “Clarifications on questions from CVM/B3”. Compliance with this request by means of an Announcement to the Market does not exempt the eventual determination of responsibility for the non-disclosure of a Material Fact in a timely manner, pursuant to CVM Instruction No. 358/02.

6.       Under the order of the Superintendence of Corporate Relations, we warn that it is discretionary to this administrative authority, in the use of its legal attributions and, based on item II, of art. 9, of Law No. 6,385/76, and in art. 7, combined with art. 8, of CVM Instruction No. 608/19, to determine the application of a comminatory fine, without prejudice to other administrative sanctions, in the amount of R$ 1,000.00 (one thousand Reais), for non-compliance with the requirements, until August 4, 2020.

Best regards,”